Exhibit 99.1

Akanda Announces $12.0 Million Convertible Note Offering

Toronto, Ontario, September 12, 2025 (Newsfile) - Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced the execution and closing of a securities purchase agreement with institutional investors for the purchase and sale of 12 month, convertible promissory notes for an aggregate purchase price of up to $12.0 million, in a private placement transaction.

The Company shall use the proceeds from the sale of the notes for (i) marketing purposes of up to $3.5 million, (ii) for the renewal and continued development of the Company’s Gabriola, B.C. site, (iii) working capital and general corporate purposes of up $3 million and (iv) up to $7 million to be used for debt.

Univest Securities, LLC acted as the exclusive placement agent in connection with the offering. Ruskin Moscou Faltischek PC acted as transaction and securities counsel to the Company. Sullivan & Worcester LLP acted as counsel to the placement agent. Gowling WLG (Canada) LLP acted as Canadian counsel to the Company.

The notes and the common shares issuable upon the conversion of the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and, until so registered, may not be offered or sold in the United States or any state absent registration or an applicable exemption from registration requirements.

Additional details regarding the notes and the transaction will be available in the Company’s Form 6-K, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, post-closing obligations of the Company with respect to the Transaction.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) risks that could adversely affect the Company or the expected benefits of its recent acquisition of First Towers and Fiber Corp. (the “Transaction”) or that the approval of the stockholders of the Company to authorize and issue its Class B Special Shares, or to approve the Transaction, is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) the limited operating history of each of the Company and First Towers; (v) the ability of the Company to grow and manage its growth effectively; (vi) the ability of the Company to execute its business plans; (vii) estimates of the size of the markets for the Company’s products and services; (viii) the rate and degree of market acceptance of the Company’s products and services; (ix) the Company’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving the Company; (xii) risks relating to the uncertainty of the projected financial information with respect to First Towers; (xiii) the effects of competition on the Company’s businesses; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for the Company’s products and services; (xvii) the ability to meet Nasdaq’s listing standards; (xviii) the ability the Company to issue equity or equity-linked securities in connection with the Transaction or in the future; (xix) the ability of the Company to manage its significant debt load and liabilities; (xx) such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 20-F filed with the SEC or in other documents the Company files from time to time with the SEC. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.